UNITED STATES                 SEC FILE NUMBER
                  SECURITIES AND EXCHANGE COMMISSION           0-9019
                        WASHINGTON, D.C.  20549
                                                            CUSIP NUMBER
                              FORM 12B-25                    879905-40-4

                      NOTIFICATION OF LATE FILING


(CHECK ONE):  [ ] Form 10-K  [ ] Form 11-K   [ ] Form 20-F
              [X] Form 10-Q  [ ] Form N-SAR

                   For Period Ended: December 31, 1996

 READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR
                                   TYPE.
 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Teletek, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1771 E. Flamingo Road, Suite 200-B
Address of Principal Executive Officer (Street and Number)

Las Vegas, Nevada  89119
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could to be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

Certain financial information necessary for an accurate presentation of the registrant's results of operations could not be obtained in a timely manner.

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

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    John A. Vergiels                  702                  734-4898
        (Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 [X] Yes [ ] No or 15(d) of the Securities Exchange Act of 1934 or Section
    30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?
    If answer is no, identify report(s).


(3) Is it anticipated that any significant change in results [X] Yes [ ] No of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    If   so,  attach  an  explanation  of  the  anticipated  change,   both
    narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See attachment A.


                                 Teletek, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  February 14, 1997               By /s/ John M. Vergiels
                                         John M. Vergiels, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                     VIOLATIONS (SEE 18 U.S.C. 1001).


                           GENERAL INSTRUCTIONS

1.  This  Form is  required by  Rule  12b-25  (17 CFR 240.12b-25)  of  the
    General Rules and Regulations  under the  Securities Exchange  Act  of
    1934.
2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.
3.  A  manually  signed copy of the form and amendments  thereto  shall  be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.

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

                          ATTACHMENT A

      The registrant anticipates reporting a net loss for the quarter ended December 31, 1996, as compared to net income of $568,380 for the quarter ended December 31, 1995. The amount of the net loss has not been finalized.

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